UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2023

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

1400 Tennessee Street, Unit 1, San Francisco, California 94107

(Address of principal executive office)

(888) 418-8847

(Registrant’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

2

Forward Looking Statements

This Semiannual Report on Form 1-SA of Coyuchi, Inc., a California corporation (this “Semiannual Report”), contains forward-looking statements, as defined under federal securities laws. The statements should be read in conjunction with our financial statements and the related notes included elsewhere in this Semiannual Report. Such statements encompass various aspects, including our business plan, strategy, and industry. These forward-looking statements are often conveyed through terms such as “may,” “will,” “anticipate,” “estimate,” “plan, “project,” “continue,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar expressions. It is important to note that these statements are based on our current assumptions, expectations, and beliefs, and they are subject to substantial risks, uncertainties, estimates, assumptions, and changes in circumstances. Consequently, our actual results, performance, or achievements may differ materially from those expressed or implied in any forward-looking statement, including factors such as the profitability of our business. We want to emphasize that these statements reflect management’s current perspectives on future events and involve risks and uncertainties that could significantly impact the Company’s actual results. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (the “SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Semiannual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events or otherwise.

As used in this Semiannual Report, the terms “Coyuchi”, “we,” “us,” “our” or “the Company” refer to Coyuchi, Inc.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The financial statements and figures included in this Semiannual Report as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited, and may not include year-end adjustments necessary to make those financial statements and figures comparable to audited results.

Results of Operations - Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

The following section discusses and analyzes the changes in the significant line items in our statements of operations for the comparison periods identified.

Sales

	For the Six Months Ended		Change
	June 30, 2023	June 30, 2022	Amount	Percentage
Net Sales	$12,048,875	$13,799,481	$(1,750,606)	(13)%

Several external factors have had an effect on the Company’s performance. The onset of the COVID-19 pandemic caused an acceleration in demand for home goods, but we are now seeing consumer demand normalize across the industry. In the post-COVID environment we have observed a rise in federal interest rates as part of monetary policy to curb inflation. This has resulted in a slowdown in the rate of single-family home acquisitions. Demand in single family home purchases is further constrained by scarcity of available inventory in the market. Existing homeowners are opting to remain in their current residences instead of selling and purchasing new ones, due to the likelihood of acquiring homes at higher interest rates, which diminishes their purchasing power. There is also the looming potential for a recession, brought about by higher interest rates, reduced purchasing power, and shifting consumer behavior towards more conservative spending habits, resulting in decreased expenditure on consumer goods. In our wholesale operations, our partners maintain substantial inventory levels and have exercised caution about making further purchases of Coyuchi products. Another factor impacting company performance is the increase in pricing of digital advertising costs of Apple and Facebook, thus reducing traffic and customer conversion for the six-month period ending June 30, 2023 (described in more detail below under Operating Expenses).

Net sales for the six-month period ended June 30, 2023 amounted to $12,048,875, as compared to $13,799,481 for the six-month period ended June 30, 2022, representing a decrease in net sales of $1,750,606, or 13%. During 2022 the Company had to procure higher stock levels to mitigate potential inventory shortages due to widespread supply chain delays caused by the COVID-19 pandemic. Conversely, the Company increased promotions and discounts during the six-month period ending on June 30, 2023 compared to the same period in 2022 to drive traffic and re-align inventory levels to post COVID-19 normalized levels. This strategy generated additional customer traffic and higher year-over-year gross sales. However, the increased demand was fueled by higher dilution resulting in a net sales contraction and lower gross margin. In addition, during the first half of 2023, the Company implemented a cost-cutting strategy by transitioning to a different third-party logistics (3PL) provider to reduce fulfillment and shipping expenses. The relocation of inventory to the new warehouse resulted in a dip in Q2 sales, as not all inventory Stock Keeping Units (SKUs) were readily available for purchase on our e-commerce platform.

As a result of the heavier discounting of product in the first few months of 2023, average order value declined year over year, with average order values in the comparative six-month period decreasing to $272 in 2023 as compared $300 in 2022, and are considered as first-order profitable. We believe that sales will ramp up in the latter half of the year due to the strong inventory position to support the upcoming Holiday Season. The Company also invested in its technology and people in order to improve its operational efficiency.

Below is a summary of the disaggregation of Net Sales per category of sales channel:

	For the Six Months Ended		Change
	June 30, 2023	June 30, 2022	Amount	Percentage
Direct-to-Customer	$14,823,160	$12,965,440	$1,857,720	14%
Wholesale	2,084,566	2,426,123	(341,557)	(14)%
Others	968,704	645,163	323,541	50%
Adjustments, Discounts	(5,827,555)	(2,237,245)	(3,590,310)	160%
Net Sales	$12,048,875	$13,799,481	$(1,750,606)	(13)%

Cost of Sales

	For the Six Months Ended		Change
	June 30, 2023	June 30, 2022	Amount	Percentage
Cost of Sales	$6,379,117	$6,134,984	$244,133	4%
Gross Profit	$5,669,759	$7,664,497	$(1,994,738)	(26)%

Total cost of sales increased by $244,133, or approximately 4%, from the six-month period ended June 30, 2022 to the six-month period ended June 30, 2023. This increase was mainly attributed to higher sales volume and increased landed costs of 2022 inventory that was sold in early 2023. Gross profit also decreased by $1,994,738 or approximately 26% as a result of higher discounting aimed at aligning inventory levels with normalized demand.

3

Operating Expenses

	For the Six Months Ended		Change
	June 30, 2023	June 30, 2022	Amount	Percentage
Professional and Consulting Fees	$2,147,924	$1,545,805	$602,119	39%
Selling Expense	412,092	431,541	(19,449)	(5)%
Marketing and Advertising	2,744,365	3,677,704	(933,339)	(25)%
General and Administrative	3,738,095	3,444,890	293,205	9%
Depreciation and Amortization	249,896	89,637	160,259	179%
Operating Expenses	$9,292,372	$9,189,577	$102,795	1%

Total operating expenses are in line with last year and are indicative of the company’s emphasis on managing expenses in line with consumer demand resulting in an increase of $102,795 or approximately 1%, from the six-month period ended June 30, 2022 to the six-month period ended June 30, 2023. This was primarily due to the effects of the following:

●

Increase in professional and consulting fees of $602,119, or approximately 39%, from the six-month period ended June 30, 2022 to the six-month period ended June 30, 2023. $240,453 or 40% of the increase pertains to professional fees and services. $186,773 or approximately 31% of the increase is related to increased consultancy fees incurred for the Regulation A+ offering. The remaining 29% is due to the increase in legal and accounting expenses offset by decrease in IT costs related to the Enterprise Resource Management system.

●

Decrease in marketing and advertising expense of $933,339 or approximately 25%, from the six-month period ended June 30, 2022 to six-month period ended June 30, 2023 primarily due to improved efficiency of marketing spend in paid channels.

●	Increase in depreciation and amortization expense of $160,259 or approximately 179%, from the six-month period ended June 30, 2022 to six-month period ended June 30, 2023. The increase is attributable to the amortization of the capitalized enterprise resource planning costs.

Other Income (Expense)

	For the Six Months Ended		Change
	June 30, 2023	June 30, 2022	Amount	Percentage
Other	$12,626	$108,066	$(95,440)	(88)%
Interest Expense	(209,938)	(112,152)	(97,786)	87%
Interest Expense – Related Party	(294,084)	(135,904)	(158,180)	116%
Other Income (Expense)	$(491,396)	$(139,990)	$(351,406)	251%

Other income (expense) increased by $351,406, or approximately 251%, from six-month period ended June 30, 2022 to six-month period ended June 30, 2023. This was primarily due to the effects of the following:

●	Increase in interest expense of 87% and 116% or approximately $97,786 and $158,180, which is due to increase in available lines of credit by the Company in the six-month period ended June 30, 2023 from six-month period ended June 30, 2022 to fund the inventory purchases essential to keeping core product in stock.

●	Decrease in other income of 88% or $95,440 for the six-month period ended June 30, 2023. Other income amounting to $12,626 pertains to gain on remeasurement upon renewal of an existing lease under ASC 842 $12,741, net of other expenses amounting to $115. The six-month period ended June 30, 2022 other income amounting to $108,066 pertains to 2022 benefit from a freight insurance claim which was previously written-off.

4

Income Tax Benefit

	For the Six Months Ended		Change
	June 30, 2023	June 30, 2022	Amount	Percentage
Income tax benefit	$741,842	$365,278	$376,564	103%

The income tax benefit is based on the estimated income taxes for the six-month period ended June 30, 2023 and 2022, respectively. The significant increase in the benefit is primarily due to the operating loss position of the Company for the six-month period ended June 30, 2023.

Operating Segments

Although the Company disaggregates their sales as Direct-to-consumers, Wholesale, and Others, the Company only considers that it has only one operating segment, which is the sale of beddings and other similar products to customers in the United States.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are our current balances of cash and cash equivalents and borrowings available under the lines of credit. Our primary cash needs are meeting (i) capital expenditures in connection with making information technology enhancements, and improving our existing stores, (ii) meeting debt service requirements, and (iii) funding working capital requirements. The most significant components of our working capital are cash and cash equivalents, inventories, accounts payable and other current liabilities. For the six-month period ending June 30, 2022, the Company moved up its inventory deliveries in line with the disruption of the supply chain and also in preparation for the holiday season in the latter half of 2022. For the same period, ending on June 30, 2023, the Company has been actively addressing its inventory position, focusing on right-sizing its inventory levels due to the surplus inventory that had carried over from 2022. In 2023, the Company adopted a more conservative approach to inventory procurement, minimizing purchases and concentrating solely on fast-selling and core products. This strategy aimed to maintain adequate stock levels for the products driving the highest sales velocity.

	For the Six Months Ended		Change
	June 30, 2023	June 30, 2022	Amount	Percentage
Cash flows provided by (used in):
Operating activities	$(4,581,387)	$(3,568,760)	$(1,012,627)	28%
Investing activities	(263,450)	(139,561)	(123,889)	89%
Financing activities	2,720,261	1,099,685	1,620,576	147%
Increase (decrease) in cash and cash equivalents	$(2,124,576)	$(2,608,636)	$484,060	(19)%

Operating Activities

Our cash flows from operating activities vary depending on the results of operations and changes in operating assets and liabilities.

For the six-month period ended June 30, 2023, net cash used in operating activities amounted to $4,581,387, which was the net effect of the following: (i) a net loss of $3,372,168, (ii) decrease in receivables of $423,985, (iii) decrease in inventories of $1,304,250, (iii) decrease in prepaid and other current assets of $256,553, (iv) decrease in accounts payable of $2,880,341, (v) decrease in accrued liabilities of $23,404, (vi) net increase in other assets and liabilities of $51,286, and (viii) net non-cash adjustment of $341,548 which pertains to amortization of right-of-use asset amounting to $86,804, depreciation of $249,896, right-of-use asset remeasurement gain of $13,133, share-based compensation of $83,126, and income tax benefit of $748,241.

For the six-month period ended June 30, 2022, net cash used in operating activities amounted to $3,568,760, which was the net effect of the following: (i) a net loss of $1,299,792, (ii) decrease in receivables of $302,231, (iii) increase in inventories of $2,019,413, (iii) decrease in prepaid and other current assets of $434,226, (iv) increase in accounts payable of $243,277, (v) decrease in accrued liabilities of $641,571, (vi) net decrease in other assets and liabilities of $434,226, and (viii) net non-cash adjustment of $153,125 which pertains to amortization of right-of-use asset amounting to $122,525, depreciation of $89,637, and income tax expense of $365,278.

Investing Activities

For the six-month periods ended June 30, 2023 and 2022, our investing activities pertained to acquisitions of equipment and software to improve the operational efficiency of our company, which amounted to the aggregate of $263,450 and $139,561, net of disposals, respectively.

5

Financing Activities

For the six-month periods ended June 30, 2023 and 2022, our financing activities pertained primarily to the net proceeds from our existing lines of credit and from issuance of Series C Preferred Stock, which amounted to $2,720,261 and $1,099,685, respectively.

First Republic Bank Line of Credit

In January 2014, we entered into an agreement with First Republic Bank pursuant to which First Republic Bank agreed to provide us with a line of credit up to the amount of $3,750,000, which principal and interest amounts were due in full by January 15, 2022. On January 13, 2022, we extended our line of credit with First Republic Bank. The amount of the line of credit increased by $1,000,000, thereby increasing the amount of the line of credit to $4,750,000 and also extended the term through January 2023. As discussed below under “Revolving Credit Agreement”, the line of credit with First Republic Bank was subsequently terminated in 2022. The interest rate on the line of credit was 6% per annum. Monthly interest payments on the line of credit were due on the 15th day of each month. The line of credit was secured by a pledge of all cash and accounts receivable and is guaranteed by a director of our company. The interest incurred for the six months ended June 30, 2023 and 2022 amounts to nil and $45,815, respectively.

Flexport Line of Credit

In September 2021, we entered into an agreement with Flexport pursuant to which Flexport agreed to provide us with a line of credit up to an amount of $2,000,000. As discussed below under “Merchant Financial Group Line of Credit”, the line of credit with Flexport was subsequently extinguished in 2022. The interest rate on the line of credit was 2.5% of all outstanding eligible amounts per 90 days and a 0.15% monitoring fee earned, due and payable on the first day of each three-month period. The line of credit had no stated maturity and renewed every 90 days upon consent of our company and Flexport. Under the terms of the agreement, in the event of non-payment, Flexport and its affiliates had the right to obtain constructive possession, including withholding delivery of any or all in-transit inventory. As of June 30, 2023 and June 30, 2022, nil and $745,801, respectively, had been borrowed under this agreement.

Merchant Financial Group Line of Credit

On July 29, 2022, the Company entered into a revolving credit agreement with Merchant Financial Group at an aggregate amount of $5,500,000. The amounts due in relation to the revolving credit shall bear interest equal to the greater between (i) 6.5% and (ii) Prime Rate plus 3%. The “Prime Rate” means the prime commercial interest rate as published in the Money Rates column of The Wall Street Journal (Eastern Edition); provided if the Money Rates column of The Wall Street Journal ceases to be published or otherwise does not designate a “prime rate” for any reason, Lender may use a similar published prime rate. Interest shall accrue on a daily basis and shall be payable monthly in arrears on the first day of each month. As of June 30, 2023 and June 30, 2022, $4,645,165 and nil, respectively, had been borrowed under this agreement. The interest incurred for the six months ended June 30, 2023 and 2022 in connection with the Merchant Financial Group line of credit amounts $222,767 and nil, respectively.

Revolving Credit Agreement - Jessica E. Smith and Kevin R. Brine

In August 2022, the Company entered into a revolving credit agreement with Jessica E. Smith, a director of our company, and Kevin R. Brine (a director of our company until April 2022), the husband of Ms. Smith, pursuant to which the Company issued a promissory note in favor of Ms. Smith and Mr. Brine in the principal amount of $4,750,000. The note bears interest at a rate of 7.75% + 12MAT Index, rounded to the nearest 1/8%, per annum. The 12MAT Index pertains to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. The note, together with the accrued interest, shall be due and payable on December 31, 2024. In 2023, the revolving line of credit with Mr. Brine and Ms. Smith was increased and the Company drew an additional $660,000 on the line of credit pursuant to additional draws on March 31, 2023, April 24, 2023 and May 3, 2023 in the amount of $200,000, $220,000, and $240,000, respectively. As of June 30, 2023, the revolving line of credit was fully drawn with a total outstanding principal balance of $5,410,000. The interest incurred for the six months ended June 30, 2023 in connection with the $5,410,000 revolving line of credit amounts to $294,084.

Short-term Loan - Marie-Rose Kahane

On May 22, 2023, the Company entered into a short-term loan agreement with a stockholder amounting to $600,000. The said loan accretes interest at 12% per annum. The loan and the interest are due to be settled on November 22, 2023, with an option to pay in installments for as long as each installment would not be less than €20,000. There is no interest incurred for the six months ended June 30, 2023.

Other

In addition to the lines of credit, stock related financing activities for the six months ended June 30, 2023 pertained to the net proceeds from issuance of shares of Series C Preferred Stock in the Regulation A+ offering amounting to $415,735, which is net of issuance costs of $131,319. For the six months ended June 30, 2022, stock related financing activities pertained to the net proceeds from exercise of options amounting to $6,600.

Item 2. Other Information

None.

6

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Coyuchi, Inc.

7

COYUCHI, INC.

BALANCE SHEETS

As of June 30, 2023 (unaudited) and December 31, 2022 (unaudited)

	As of June 30, 2023	As of December 31, 2022
	(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$834,543	$2,959,119
Accounts receivable, net	473,753	897,738
Inventory	12,303,121	13,607,371
Prepaid expenses	559,091	815,643
Total current assets	14,170,508	18,279,871

Property and equipment, net	1,042,656	1,029,102
Security deposits	56,753	56,753
Right-of-use asset	588,412	557,349
Deferred tax assets, net	4,776,284	4,028,043
Intangible assets	997,796	997,796
Total assets	$21,632,409	$24,948,914

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$3,156,887	6,037,228
Lines of credit	4,645,165	3,600,640
Note payable, short term	600,000
Accrued liabilities	2,358,332	2,247,000
Right-of-use liability, current portion	389,376	255,137
Total current liabilities	11,149,760	12,140,005
Note payable, long term	5,410,000	4,750,000
Warrant liability	41,600	41,600
Right-of-use liability, net of current portion	213,926	326,880
Total liabilities	$16,815,286	$17,258,485

Commitments and Contingencies

Stockholders’ Equity
Series C convertible preferred stock at $0.00001 par value; 18,600,000 shares authorized; 4,139,171 and 3,928,198 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	17,520,692	17,104,957
Series B convertible preferred stock at $0.00001 par value; 16,000,000 shares authorized; 6,036,922 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	3,018,461	3,018,461
Series A convertible preferred stock at $0.00001 par value; 1,100,000 shares authorized; 512,789 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	769,184	769,184
Common stock, at $0.00001 par value; 48,600,000 shares authorized; 12,220,116 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	121	121
Additional paid-in capital	1,905,870	1,822,744
Accumulated deficit	(18,397,206)	(15,025,038)

Total Stockholders’ Equity	4,817,123	7,690,429
Total Liabilities and Stockholders’ Equity	$21,632,409	$24,948,914

8

COYUCHI, INC.

STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2023 and 2022 (unaudited)

	For the Six Months Ended
	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
Net sales	$12,048,875	$13,799,481
Cost of Sales	6,379,117	6,134,984
Gross Profit	5,669,758	7,664,497

Operating Expenses
Professional and consulting fees	2,147,924	1,545,805
Selling expense	412,092	431,541
Marketing and advertising	2,744,365	3,677,704
General and administrative	3,738,095	3,444,890
Depreciation and amortization	249,896	89,637
Total Operating Expenses	9,292,372	9,189,577

Income (Loss) from Operations	(3,622,614)	(1,525,080)
Other income (expense)
Other	12,626	108,066
Interest expense	(209,938)	(112,152)
Interest expense – related party	(294,084)	(135,904)
Other income (expense)	(491,396)	(139,990)
Benefit (provision) for income tax
Current income tax	(6,399)	(4,250)
Deferred income tax	748,241	369,528
Benefit (provision) for income tax	741,842	365,278
Net Loss	$(3,372,168)	$(1,299,792)

Basic earnings per share attributable to Coyuchi, Inc. common shareholders	$(0.28)	$(1.18)
Diluted earnings per share attributable to Coyuchi, Inc. common shareholders	$(0.28)	$(1.18)
Weighted average number of shares used to calculate for basic earnings (loss) per share	12,220,116	1,097,500
Weighted average number of shares used to calculate for diluted earnings (loss) per share	12,220,116	1,097,500

9

COYUCHI, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2023 (unaudited) and the Year Ended December 31, 2022 (unaudited)

	Common Stock		Preferred A		Preferred A-1		Preferred B		Preferred B-1		Preferred C			Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Deficit	Total
Balance, December 31, 2021	1,086,500	$11	814,583	$1,221,875	4,766,537	$9,533,074	13,853,048	$6,926,524	1,848,557	$2,772,836	-	$-	$1,733,221	$(14,661,276)	$7,526,265

Stock Issuance	-	-	-	-	-	-	-	-	-	-	224,495	438,403	-	-	438,403
Stock conversion	11,029,311	110	(301,794)	(452,691)	(4,766,537)	(9,533,074)	(7,816,126)	(3,908,063)	(1,848,557)	(2,772,836)	3,703,703	16,666,554	-	-	-
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	58,231	-	58,231
Stock options exercise	104,305	-	-	-	-	-	-	-	-	-	-	-	31,292	-	31,292
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(363,762)	(363,762)
Balance, December 31, 2022	12,220,116	121	512,789	769,184	-	-	6,036,922	3,018,461	-	-	3,928,198	17,104,957	1,822,744	(15,025,038)	7,690,429

Stock issuance due to down round provision											56,124

Stock Issuance											154,849	415,735			415,735
Stock based compensation													83,126		83,126
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,372,168)	(3,372,168)
Balance, June 30, 2023	12,220,116	121	512,789	769,184	-	-	6,036,922	3,018,461	-	-	4,139,171	17,520,692	1,905,870	(18,397,206)	4,817,122

10

COYUCHI, INC.

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2023 and 2022 (unaudited)

	For the Six Months Ended
	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,372,168)	$(1,299,792)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	336,700	212,163
Gain on remeasurement of right-of-use asset	(13,133)	-
Stock based compensation	83,126	-
Income tax benefit	(748,241)	(365,278)
Net Changes in assets and liabilities:
Accounts receivable	423,985	302,231
Inventories	1,304,250	(2,019,413)
Prepaid and other current assets	256,553	434,226
Accounts payable	(2,880,341)	243,277
Other	51,286	(434,603)
Accrued liabilities	(23,404)	(641,571)
Net cash used in operating activities	(4,581,387)	(3,568,760)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment, net of disposals	(263,450)	(139,561)
Net cash used in investing activities	(263,450)	(139,561)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from lines of credit	2,304,526	1,093,085
Net proceeds from issuance of preferred C	415,735	-
Net proceeds from stock option exercise	-	6,600
Net cash provided by financing activities	2,720,261	1,099,685

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,124,576)	(2,608,636)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF INTERIM PERIOD	2,959,119	3,182,926
CASH AND CASH EQUIVALENTS, AT END OF INTERIM PERIOD	$834,543	$574,290

Supplemental cash flow information
Cash paid for interest	$504,022	$109,089
Cash paid for taxes	$25,271	$11,022

11

NOTE 1 – ORGANIZATION AND PRESENTATION

Coyuchi, Inc. (the “Company”) was incorporated in the state of California in 1991. The Company is a designer and marketer of organic Cotton and other natural fiber bedding, and apparel items for adults and young children and is headquartered in San Francisco, California. The company sells direct to consumers, retail stores, and hospitality customers. Finished goods are sourced from several countries. The Company uses a third-party warehouse to store, process, and ship inventory to customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying unaudited financial statements include the accounts of the Company. The accompanying financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and pursuant to the Regulation S-X. In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of such interim results.

The results for the unaudited condensed statement of operations and comprehensive loss are not necessarily indicative of results to be expected for the year ending December 31, 2023 or for any future interim period. The condensed balance sheet as of December 31, 2022 has been derived from the audited financial statements; however, it does not include all of the information and notes required by GAAP for complete financial statements. The accompanying unaudited condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2022 and notes thereto included in the Company’s Post-Qualification Amendment No. 1 to its Offering Statement on Form 1-A POS as filed at www.sec.gov on August 16, 2023.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Those estimates include the allowance for doubtful accounts and certain variable consideration included as part of revenue recognition. These estimates are inherently subject to judgement based on historical data of the Company and actual results could differ from those estimates.

COVID-19

The Company considered the impacts of the COVID-19 pandemic on the assumptions and inputs (including market data) supporting certain of these estimates, assumptions and judgements. The level of uncertainties and volatility in the global financial markets and economies resulting from the pandemic as well as the uncertainties related to the impact of the pandemic on our operations and financial performance means that these estimates may change in future periods, as new events occur and additional information is obtained.

Cash & Cash Equivalents

Cash consists of bank deposits and amounts in transit from banks for credit card and debit card transactions that will process in less than seven days. The company considers all highly-liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents.

The Company’s cash is primarily maintained in checking accounts. These balances may, at times, exceed the U.S. Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses on deposits of cash and cash equivalents.

Trade Receivables

Trade receivables represent amounts due from customers and are stated net of the allowance for doubtful accounts. The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience, and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due the Company could be adversely affected. Trade receivables of the Company as of June 30, 2023 and December 31, 2022 are net of allowance amounting to approximately $134,000 and $128,000, respectively.

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Inventories and Inventories in Transit

Inventories and inventories in transit, which consist entirely of finished goods, are stated at the lower of cost (determined on the average cost basis) or net realizable value. The costs related to freight, import duties, and fees related to the purchases of inventories, are capitalized as part of the inventory, and are included in cost of sales as products are sold.

At any one time, inventories include items that have been written down to the Company’s best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise, anticipated demand based on factors such as customer preferences and fashion trends, as well as anticipated markdowns to reduce the price of merchandise from its recorded retail price to a retail price at which it is expected to be sold in the future. These estimates are based on historical experience and current information about future events which are inherently uncertain. As of June 30, 2023 and December 31, 2022, the inventory reserve of the Company has a balance of $64,000.

The Company accrues for inventories in transit once it takes legal ownership and title to the merchandise. As of June 30, 2023 and December 31, 2022, inventories in transit amount to approximately $2,467,000 and $3,374,000, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of major classes of depreciable assets are as follows:

Estimated Useful Life
Website and internal-use software	3 Years
Computer Equipment	5 Years
Furniture and Fixtures	7 Years
Leasehold improvements	The lessor of the life of the leasehold with renewals or 7 Years

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired, and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations. The Company includes its website and internal use software as part of Property and Equipment.

Costs incurred during the development stage related to website or other internally developed software additions are capitalized. Amortization of such costs occurs on a straight-line basis over the estimated useful life of the related asset and begins once the asset is ready for its intended use. Subsequent costs to maintain these assets are charged to expense, as incurred.

Intangible Asset – Trade Name

The Company’s intangible asset pertains to the trade name related to the Coyuchi brand that was acquired in 2007. Trade names have an indefinite life and are not subject to amortization, but are being reviewed annually (or more frequently if impairment indicators arise) for impairment. Impairment indicators include the significant decrease in the fair value of an asset, significant adverse changes in the extent or use or physical condition of an asset, significant adverse change in legal or regulatory factors affecting an asset, operating or cash flow losses (or a projection of losses) that demonstrate continuing losses associated with the use of an asset, or a current expectation that, more likely than not, an asset will be sold or disposed. Management believes that there is no impairment on the Company’s trade name as of June 30, 2023 and December 31, 2022.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flows, before interest, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. For a depreciable asset, the new cost will be depreciated over the asset’s remaining useful life. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the asset. No impairment losses were recorded for the six months ended June 30, 2023 or the year ended December 31, 2022.

Deferred Issuance Costs

The Company’s deferred issuance costs pertains to the legal, professional, printing and other costs which are directly related to the upcoming issuance of the Company’s Series C Preferred Stock. The said costs are capitalized in asset as the shares are yet to be issued. Upon issuance of the shares, the amount capitalized in this account will be credited against the additional paid in capital in relation to the issuance, and any excess of the deferred costs over the additional paid in capital will be directly charged to expense.

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Revenue Recognition

Effective January 1, 2019, we adopted ASC Topic 606, Revenue from Contract with Customers (“ASC 606”) under the retrospective method. The standard requires entities to recognize revenue upon transfer of goods or services to customers in amounts that reflect the consideration that the entities expect to receive in exchange for those goods or services. ASC 606 also requires the deferral of incremental costs of obtaining a contract with a customer.

Revenue primarily consists of sales of organic cotton and other natural fiber bedding, bath, and apparel items to wholesale customers, direct-to-consumer sales through the Company’s website and consignment sales through Bloomingdale’s. Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company has three Revenue channels: Wholesale, Direct-to-consumer, and Others. Wholesale pertains to sales made to customers who order in bulk with the intent to resale the purchased goods. Direct-to-consumers pertain to sales made directly to end-users. Other channels pertain to sales to the hospitality industry or sales made during one-time events such as liquidation sales

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. Discounts are recorded as a reduction to revenue when the order is accepted. The customer has no cancellation privileges after shipment, other than customary rights of return. The Company’s standard terms for online sales allow for returns anytime if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved.

For the Company’s wholesale customer transactions, a contract exists when a written contract is received, or in the absence thereof, a written purchase order is received, and control transfers at the time of shipment or the time of delivery, depending upon the specific terms of customer arrangement. For consignment sales, which include Bloomindale’s consignment sales, the Company recognizes sales, net of discounts and expected returns from consignees, upon the consignee’s shipment to the customer. For the Company’s direct-to-consumer transactions, a contract exists when an order is placed online and control transfers upon shipment of merchandise to customer. Generally, all of the Company’s transactions with its customers include a single performance obligation delivered at a point in time. Postage and handling charges billed to customers are also recognized as sales upon shipment of the related merchandise. The typical payment terms for wholesale customers are net 60-days. On the other hand, direct-to-consumer payments are made upon completion of the order.

The following table presents the Company’s revenues disaggregated into categories based on the sales channel for the six months ended June 30, 2023 and 2022:

	For the Six Months Ended
	June 30, 2023	June 30, 2022
Direct-to-consumers	$14,823,160	$12,965,440
Wholesale	2,084,566	2,426,123
Others	968,704	645,163
Adjustments, Discounts and Refunds	(5,827,555)	(2,237,245)
Net Sales	$12,048,875	$13,799,481

Revenue from gift cards is deferred and recognized upon the redemption of the cards. Gift cards have no expiration date. The Company performs an evaluation of historical redemption patterns from the date of original issuance to estimate future period redemption activity and may recognize revenue on the statement of operations in future years related to breakage. No amounts were recognized as a revenue on the statement of operations related to breakage during the six months ended June 30, 2023 and 2022. As of June 30, 2023 and December 31, 2022, gift cards totaled to approximately $174,000, and are included in accrued liabilities on the balance sheet.

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Discounts are recorded as a reduction to revenue when the order is accepted. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities.

The Company’s standard terms for online sales allow for returns within 1 year from the date of sale, if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved. Costs of returns are recorded as a current asset rather than net with the sales returns reserve liability. The company’s allowance for returns, which is included in accrued liabilities in the balance sheet, was approximately $377,100 and $345,000 as of June 30, 2023 and December 31, 2022 respectively.

All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. The customer has no cancellation privileges after shipment, other than customary rights of return.

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Marketing Costs

Marketing and advertising costs were $2,744,365 and $3,677,704 for the six month periods ended June 30, 2023 and 2022, respectively, and are included in marketing and advertising expenses on the statement of operations. Advertising costs are expensed when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary difference between the financial statement carrying amount of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measure using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company intends to file for income taxes for the year ended December 31, 2023. The Company accounts for interest and penalties generated by income tax contingencies as interest expense in the statement of operations. No interest and penalties have been recorded for the six month periods ended June 30, 2023 and 2022.

Earnings per share

Earnings per share may either be basic of diluted. The Company computes for the basic earnings per share by dividing the net income over the weighted number of common shares issued and outstanding for the year. For diluted earnings per share, the dilutive effects of potential common shares are considered in the computation. Potential common shares include stock which may be issued from conversion of a debt or equity instrument, exercising of stock warrants and options, among others.

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Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily cash and receivables. The Company generally deposits its cash with insured depository institutions and from time to time such amounts on deposit may exceed the amount of federal deposit insurance limit.

The Company sources its products from several vendors. During the six months ended June 30, 2023 and 2022, three suppliers accounted for 64% and 55% of the purchase of goods of the Company, respectively.

During the six months ended June 30, 2023 and 2022, three wholesale customers accounted for 32% and 23% of the accounts receivable of the Company, respectively.

Fair Value of Financial Instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

●	Level 1- Quoted prices in active markets for identical assets or liabilities.

●	Level 2- Observable inputs other than quoted prices in active markets for identified assets and liabilities, quoted prices for identical or similar assets or liabilities in active markets, or other inputs observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3- Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments, which include cash, receivables, accounts payable, accrued liabilities, customer deposits, line of credit, notes payable and long-term debt, are carried at amounts that approximate fair value due to their short-term maturities or the short-term nature of the accounts. The fair value of the Company’s non-current portion of long-term debt, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

Stock Based Compensation

Stock based compensation is measured at the grant date based on the fair value of the award and is recognized as compensation expense on a straight-line basis over the service period, which is generally the vesting period. The fair value of the Company’s common stock underlying stock options has to date been determined through use of valuation specialists performing a valuation under the requirements of Internal Revenue Code Section 409(a).

The Company has elected to use the Black-Scholes Merton (“BSM”) option-pricing model to determine the fair value of stock options granted in the period of these financial statements. The Company utilizes the BSM model when the options granted do not include complex vesting provisions, such as market or performance conditions, or contain provisions that trigger liability accounting under either ASC 480 or ASC 815. The BSM pricing model requires various assumptions and estimates, including the fair value of the underlying, volatility of the underlying, risk-free interest rates, dividend rates and expected option term. The Company accounts for forfeitures as they occur.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “Common Stock Valuations” below), are estimated as follows:

●	Expected term. We estimate the expected term based on the simplified method for employees contained within Staff Accounting Bulletin No. 110.

●	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

●	Expected volatility. We estimate the volatility of our common stock on the date of grant based on the weighted-average historical stock price volatility of comparable publicly-traded companies in our industry group.

●	Expected dividend yield. Expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock.

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Segment Reporting

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is determined to be the CODM. The CODM has determined that in the period of these financial statements, the Company has only one segment, the sale of beddings and similar products to customers in the United States.

Leases

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the new guidance, the Company is required to determine of whether an arrangement contains a lease at inception and to recognize a lease liability and a right-of-use asset, for operating leases, or capitalized as property and equipment, for finance leases.

The Company has elected the “package of practical expedients” available upon adoption, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Calculation of the present value is based on the incremental borrowing rate of the Company, which is the interest rate applicable to the Company should the leased asset be acquired through financing, on a secured basis. Lease agreements in effect during the period of these financial statements contain options for the Company to renew the lease. The Company considers the options in the determination of the lease term by assessing the likelihood of the Company to utilize the renewal option.

Recently Issued Accounting Standards

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change in the financial statements.

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NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of June 30, 2023 and December 31, 2022:

	As of June 30, 2023	As of December 31, 2022
Website and internal-use software	$1,698,667	$1,467,743
Computer and Equipment	409,761	409,760
Furniture and fixtures	269,015	235,434
Leasehold improvements	139,579	139,579
Total	2,517,022	2,252,516
Less accumulated depreciation and amortization	(1,474,366)	(1,223,414)
Property and equipment, net	$1,042,656	$1,029,102

Depreciation and amortization expense for the six months ended June 30, 2023 and 2022 were approximately $250,000 and $90,000, respectively.

In 2022, the Company was in the process of upgrading its customer resource management and accounting systems. Upon completion of the project, the relevant costs were capitalized under Website and Internal Use Software and are being amortized on a straight-line basis.

NOTE 4 – LINE OF CREDIT LOAN

Line of credit loan pertains to the line of credit with Merchant Factors Group, which commenced in August 2023, with a credit line of up to a maximum amount of $5,500,000 at a rate of to the greater between (i) 6.5% and (ii) Prime Rate plus 3%. The “Prime Rate” means the prime commercial interest rate as published in the Money Rates column of The Wall Street Journal (Eastern Edition); provided if the Money Rates column of The Wall Street Journal ceases to be published or otherwise does not designate a “prime rate” for any reason, Lender may use a similar published prime rate.

The agreement with Merchant Factors Group allows the Company to borrow the lesser between the maximum credit and the sum of 80% of the Company’s Accounts Receivable, deemed eligible for borrowing purpose, plus the lesser between 85% of net liquidation value of inventories and 55% value of finished goods, as deemed eligible for borrowing purposes. The line of credit has a maturity of 2 years from inception, with a provision for yearly automatic renewal, which may be cancelled by either party through provision of a 60-day notice. As of June 30, 2023 and December 31, 2022 the interest rate of the line of credit is 11.25% and 7.5%, respectively, with an advance rate of 47% and 53% of inventory balance, respectively.

NOTE 5 – NOTES PAYABLE

Notes Payable to Directors

In August 2022, the Company entered into a revolving credit agreement with a member of the Board of Directors. The Company, at any one time, may obtain promissory notes not exceeding $4,750,000 from the said credit line. The note shall bear interest at a rate of 7.75% + 12MAT Index, rounded to the nearest 1/8%, per annum. The 12MAT Index shall pertain to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. The note, together with the accrued interest, shall be due and payable on December 31, 2024. As of December 31, 2022, the full amount of the credit line was drawn, and interest expense and payable amounting to $152,311 was recorded as of December 31, 2022. The note is subject to a subordination agreement with Merchant Financial Group, wherein the outstanding debt to Merchant Financial Group (see Note 4) will take priority over the note.

In 2023, the revolving line of credit was increased by $660,000, increasing the drawable amount from $4,750,000 to $5,410,000. On March 31, 2023, April 24, 2023, and May 3, 2023 the Company has drawn additional funds from the line of credit amounting to $200,000, $220,000, and $240,000, respectively.

Loan Agreement with Stockholder

On May 22, 2023, the Company entered into a short-term loan agreement with another stockholder amounting to $600,000. The said loan accrues interest at 12% per annum. The loan and the interest are due to be settled on November 22, 2023, with an option to pay in installments for as long as each installment would not be less than €20,000.

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NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized for issuance up to 48,600,000 shares of a single class common stock, having a par value of $0.00001 per share. As of June 30, 2023, December 31, 2022, and 2021, 12,220,116, 12,220,116 and 1,086,500 common shares were issued and outstanding. The holders of the common stock are entitled to one vote for each share.

During the period of these financial statements, there have been no dividends declared and none are outstanding or unpaid on any shares of common stock.

Preferred Stock

The Company has authorized for issuance up to 43,100,000 shares of convertible preferred stock, all of which are designated and having a par value of $0.00001 per share as part of the Company’s Regulation A+ transaction. In July 2022, the Company designated new series of stock known as Series C Preferred. In August 2022, certain current stockholders of the Company exchanged their existing preferred stock for Series C Preferred and common stock. A total of 3,703,703 shares of Series C Preferred and 11,029,311 shares of common stock were issued to current shareholders in exchange for 301,794 shares of Series A preferred stock, 4,766,537 shares of Series A-1 preferred stock, 7,816,126 shares of Series B preferred stock, and 1,848,557 shares of Series B-1 preferred stock. All Series-1 and Series B-1 preferred stock issued and outstanding as of execution of the share exchange were exchanged for Series C preferred and/or converted to common stock.

In April 2023, the Company filed a supplement to its offering circular on Form 253(g)(2) for its offering of Series C Preferred Stock (the “Supplement”). The Supplement effectively reduces the purchase price per share of Series C Preferred Stock by 20% for all investors in the offering, including investors who had already purchased shares of Series C Preferred Stock in the offering prior to the Supplement. As a result, 86,411 shares of Series C Preferred Stock were retroactively issued to investors who had already purchased shares of Series C Preferred Stock at the higher price per share that was in effect prior to the date the Supplement was filed, such that the effective price per share of Series C Preferred Stock purchased by these investors in the offering is the same as it would have been had they purchased shares after the date the Supplement was filed at the new lower price per share.

Outstanding preferred shares as of June 30, 2023 are as follows: 4,139,171 shares of Series C preferred stock, 6,036,922 shares of Series B preferred stock, and 512,789 of Series A preferred stock.

Outstanding preferred shares as of December 31, 2022 are as follows: 3,928,198 shares of Series C preferred stock, 6,036,922 shares of Series B preferred stock, and 512,789 of Series A preferred stock.

The holders of the preferred stock currently have no redemption rights. The characteristics of the preferred stocks are as follows:

Voting

The holders of Series C, B, and A preferred stocks are entitled to the number of votes equal to the number of shares of common stock into which such shares could convert. However, for as long as at least 435,000 Series A preferred shares are outstanding, the holders are entitled to elect two members of the Board of Directors by vote at each meeting or pursuant to written consent of the Company’s stockholders for the election of directors.

In addition, for as long as at least 435,000 Series A shares are outstanding, the holders of the respective preference shares, as a class, shall vote on the approval of the following: changes in the Articles of Incorporation or By-Laws, changes in the authorized number preferred stock, changes in the number of members of the Board of Directors, voluntary dissolutions, liquidation, or winding up of the business, and agreements on asset transfer acquisitions.

The holders of other Series of preferred stocks, other that Series A, together with the holders of common stock, voting together as one class shall be entitled to vote for the remaining members of the Board of Directors.

Dividends

The holders of Series C, B, and A preferred stocks shall be entitled to receive dividends at a rate equal to 4% of the original issue price (as defined), prior and in preference to any declaration or payment of any dividend on the common stock, payable when, as and if declared by the Company’s Board of Directors. The right to dividends is not cumulative and does not accrue to the holders of Preferred Series C, B, or A shares

During the period of these financial statements, no dividends have been declared on any series of preferred stock, nor were there any outstanding or unpaid dividends on any shares of preferred stock.

Liquidation Preference

In the event of liquidation (as defined), the holders of Series C, B, or A preferred stock shall be entitled to receive distributions out of the assets of the Company that are legally available for distribution or the consideration received in such a transaction before any distribution is made to the holders of common stock. If the proceeds of such liquidation event are equal or more than the liquidation preference of series C shares, the holders of Series C preferred stock will be entitled to receive the liquidation preference and the holders of Series B will receive the remaining proceeds. If the proceeds of such liquidation event are equal or more than the liquidation preference of Series B shares, the holders of Series B preferred stock will be entitled to receive the liquidation preference and the holders of Series will receive the remaining proceeds. If the proceeds of a liquidation event are equal or more than the proceeds allocated to Series C and B holders, the remaining amount will be allocated to preferred Series A holders up to the total amount of liquidation preference. The liquidation preference for each Series C, B, and A is equal to the greater of (i) the original issue price (adjusted for stock dividends, stock splits, and the like) plus declared but dividends or (ii) the amount that would be distributable with respect to such shares had such shares of a Series preferred stock been converted to common stock.

Conversion

The Series C, B, and A preferred stock may, at the option of the holder, be converted at any time into common stock using a formula which is determined from dividing the original issue price by the conversion price, as adjusted, at that time. Adjustments may occur in the event of (a) a standard anti-dilution event, (b) the issuance by the Company of any like preferred or common share at a price per share lower than that received by the purchaser of the respective preferred share, (c) any instrument convertible or exercisable into a share of like preferred or common share of the Company. Certain issuances are exempt from the adjustment requirements, including those grants issued to employees, directors and consultants by the Company for compensatory purposes.

As of June 30, 2023 and December 31, 2022, the rate of conversion of all series of preferred stock is one is to one.

Reissuance

Each share of preferred stock acquired by the Company by reason of redemption, purchase, conversion or otherwise, shall not be reissued. Due to the exchange to Series C preferred and/or conversion to common of certain stockholders of Series B-1, B, A-1, and A preferred stocks, 301,794 shares of Series A preferred stock, 4,766,537 shares of Series A-1 preferred stock, 7,816,126 shares of Series B preferred stock, and 1,848,557 shares of Series B-1 preferred stock were acquired by the Company in 2022.

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NOTE 7 – STOCK OPTIONS AND WARRANTS

Stock Option Plan

In 2009, the Company established the Coyuchi, Inc. 2009 Stock Plan (the “2009 Stock Plan”). The 2009 Stock Plan expired as to new grants in 2019. Options that were issued and remained outstanding under the 2009 Stock Plan remain exercisable for the remaining contractual terms of those options, and any options that lapse roll over to the 2020 Stock Plan. In 2020, the Company established the Coyuchi, Inc. 2020 Stock Plan (the “2020 Stock Plan”). The Board of Directors are the administrators of the 2020 Stock Plan, but may designate any officer or Executive of the Company to execute its duties under the 2020 Stock Plan.

As of June 30, 2023, the 2020 Stock Plan has reserved a total of 1,939,073 shares of the Company’s common stock for issuance, of which 139,073 are available for grant.

As of December 31, 2022, the 2020 Stock Plan has reserved a total of 1,891,633 shares of the Company’s common stock for issuance, of which 211,633 are available for grant.

The Company’s stock-based compensation was $83,126 and $58,231 for the six-month period ended June 30, 2023 and year ended December 31, 2022, respectively. As of June 30, 2023 there was $392,237 remaining of stock-based compensation is to be recognized over a weighted-average remaining vesting period of 2.96 years.

Warrants

On January 5, 2022, the Company issued warrants to Manhattan Street Capital in connection with the Company’s Regulation A+ financing. The total number of shares exercisable under those warrants shall equal the total project management retainer fee divided by the exercise price. The exercise price of the warrants equals fifty percent (50%) of the initial price at which securities are to be sold during the Regulation A+ financing. The Company accounts for these warrants in accordance with ASC 850, which is initially and subsequently recognized at fair value, with any changes in fair value recognized in profit or loss.

The Company intends to re-evaluate the warrants by December 31, 2023 in order to record any changes in fair value for the year, as management had assessed that there would be minimal impact if assessment is made as of June 30, 2023 .

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NOTE 8 – COMMITMENTS, LEASES

Office and retail space lease

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the new guidance, the determination of whether an arrangement contains a lease is made at the inception by evaluating whether the arrangement contains a right to use an identifiable asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. The lease is then included in the right of use asset and operating lease liabilities in the Company’s Balance Sheets, based on the present value of the minimum lease payments over the lease term at the lease commencement date.

The standard provides a number of optional practical expedients in applying the transition. The Company expects to elect the “package of practical expedients”, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Leases are classified as either operating or finance lease on the lease commencement date, based on the present value of the minimum lease payments. Present value is determined based on the borrowing rate of the Company. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Currently, all of the leases of the Company are classified as operating leases.

The Company enters into lease arrangements primarily for the office, warehouse, and showroom facilities used in the normal course of business. However, it should be noted that warehouse space included as part of a contract for logistics services is not treated as right of use assets as the Company has no direct control over such assets. The Company’s leases have remaining terms of 1 to 4 years, with renewal options of up to 5 years. The Company’s leases do not include residual guarantees nor bargain purchase options.

The Company includes lease renewal in the determination of the lease term if, after consideration of the relevant economic factors such as expected market lease rates for similar assets in the renewal option period, changes made in the leased assets, costs of transfers, among others, it is reasonably certain that the Company will exercise the option in full or up to the extent that the renewal option will be exercised.

The Company’s weighted average discount rate for its leases is 11.11%.

After initial recognition, remeasurement is made when a lease is either partially derecognized, fully derecognized, or additions to the lease is made. In 2023, the Company extended its office lease for the period from January 1, 2023 to December 31, 2025. The lease does not contain an option to renew. The extension of the agreement resulted into the remeasurement of right of use asset and lease liability, with additions amounting to $117,867 and $104,735, respectively.

Right of use asset, net of amortization, and lease liability as of June 30, 2023 and December 31, 2022 are as follows:

	As of June 30, 2023	As of December 31, 2022
Right-of-use asset, net of amortization	$588,412	$557,349
Lease liability (charged under Other Accruals)	$603,302	$582,017

Operating lease costs charged to general and administrative expense for the six months ended June 30, 2023 and 2022 are $130,854 and $130,865, respectively.

As of June 30, 2023, the Company’s lease liabilities mature as follows:

As of June 30, 2023
2023	$129,000
2024	265,425
2025	273,384
2026 and onwards	11,139
Total lease payments	678,948
Less imputed interest	(75,646)
Present value of lease liabilities	$603,302

Operating leases have a remaining useful life of 2.5 years and 3 years as of June 30, 2023 and December 31, 2022, respectively.

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NOTE 9 – EARNINGS PER SHARE

The factors used in the computation of the earnings per share (EPS) by the Company for the six months ended June 30, 2023 and 2022 are as follows:

	For the Six Months Ended
	June 30, 2023	June 30, 2022
Basic EPS
Numerator
Net loss	$(3,372,168)	$(1,299,792)
Denominator
Weighted-average common shares outstanding	12,220,116	1,097,500
Basic EPS	$(0.28)	$(1.18)

Diluted EPS
Numerator
Net loss	$(3,372,168)	$(1,299,792)
Denominator
Weighted-average common shares outstanding	12,220,116	1,097,500
Dilutive effects of convertible preferred stock Series A, A-1, B, B-1 and C	-	-
Dilutive effects of incremental shares from options	-	-
Total	12,220,116	1,097,500
Diluted EPS	$(0.28)	$(1.18)

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company issued a promissory note to a member of the board of directors. The interest incurred for the six months ended June 30, 2023 amounts to $294,084 (see Note 5).

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluated events subsequent to June 30, 2023 to assess the need for potential recognition or disclosure in the unaudited financial statements. Such events were evaluated through September 30, 2023, the date the financial statements were available to be issued.

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Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Fourth Amended and Restated Articles of Incorporation of Coyuchi, Inc., dated May 15, 2019 (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

2.2	Certificate of Amendment to Fourth Amended and Restated Articles of Incorporation of Coyuchi, Inc. (incorporated by reference to Exhibit 2.2 to the Amended Offering Statement on Form 1-A/A filed on August 5, 2022).

2.3	Certificate of Determination of Series C Preferred Stock of Coyuchi, Inc. (incorporated by reference to Exhibit 2.3 to the Amended Offering Statement on Form 1-A/A filed on August 5, 2022).

2.4	Bylaws of Coyuchi, Inc., dated March 20, 2008 (incorporated by reference to Exhibit 2.4 to the Offering Statement on Form 1-A filed on May 19, 2022).

2.5	Certificate of Amendment to the Fourth Amended and Restated Articles of Incorporation and Certificate of Determination of Preferences of Series C Preferred Stock of Coyuchi, Inc., dated August 11, 2023 (incorporated by reference to Exhibit 2.1 to Form 1-U filed on August 15, 2023).

3.1	Amended and Restated Investor Rights Agreement, dated January 28, 2014, by and among Coyuchi, Inc. and certain security holders of Coyuchi, Inc. (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

3.2	Amended and Restated Voting Agreement, dated January 28, 2014, by and among Coyuchi, Inc. and certain security holders of Coyuchi, Inc. (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on May 19, 2022).

4.1	Form of Subscription Agreement, as supplemented (incorporated by reference to Exhibit 4.2 to Supplement No. 1 to Offering Circular on Form 253(g)(2) filed on April 20, 2023).

6.1	Coyuchi, Inc. 2009 Stock Plan (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.2	Coyuchi, Inc. 2020 Stock Plan (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.3	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.5	Employment Agreement, dated August 8, 2013, between Coyuchi, Inc. and Eileen Mockus (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.6	Employee Confidential Information and Assignment of Inventions Agreement, dated August 8, 2013, by and between Coyuchi, Inc. and Eileen Mockus (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.7	Employment Offer Letter, dated May 15, 2018, by and between Coyuchi, Inc. and Sejal Solanki (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.8	Employee Confidential Information and Assignment of Inventions Agreement, dated May 15, 2018, between Coyuchi, Inc. and Sejal Solanki (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.11	Term Sheet, dated September 28, 2021, by and between Coyuchi, Inc. and Flexport Capital, LLC (incorporated by reference to Exhibit 6.11 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.12	Side Letter Agreement, dated September 28, 2021, by and between Coyuchi, Inc. and Flexport Capital, LLC (incorporated by reference to Exhibit 6.12 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.13	Securities Line of Credit Agreement and Addendum to Securities Line of Credit Agreement, dated January 25, 2022, by and among Coyuchi, Inc. as borrower, Kevin Brine as guarantor, and First Republic Bank (incorporated by reference to Exhibit 6.13 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.14	Third Amendment to Lease, dated February 16, 2021, by and between 1400 Tennessee Street, LLC and Coyuchi, Inc (incorporated by reference to Exhibit 6.14 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.15	Commercial Lease Agreement, dated March 18, 2021, by and between Ken Wilson and Coyuchi, Inc (incorporated by reference to Exhibit 6.15 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.16	Order Form, effective March 29, 2023, between Coyuchi, Inc. and Issuance, Inc. (incorporated by reference to Exhibit 6.17 to Supplement No. 1 to Offering Circular on Form 253(g)(2) filed on April 20, 2023).

6.17	Revolving Credit Agreement dated August 2022 by and among Coyuchi, Inc. as borrower and Kevin R. Brine and Jessica Smith as lender (incorporated by reference to Exhibit 6.18 to the Annual Report on Form 1-K filed on July 5, 2023).

6.18	Promissory Note of Coyuchi, Inc. dated August 2022 issued by Coyuchi, Inc. in favor of Kevin R. Brine and Jessica Smith as holder (incorporated by reference to Exhibit 6.19 to the Annual Report on Form 1-K filed on July 5, 2023).

6.19	Loan Agreement dated May 22, 2023 by and between Coyuchi, Inc. as borrower and Marie-Rose Kahane as lender (incorporated by reference to Exhibit 6.20 to the Annual Report on Form 1-K filed on July 5, 2023).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the in the City of San Francisco, State of California, on September 29, 2023.

COYUCHI, INC.

By:	/s/ Eileen Mockus
Eileen Mockus
President and Chief Executive Officer

This Semiannual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eileen Mockus	President, Chief Executive Officer and Director	September 29, 2023
Eileen Mockus	(principal executive officer)

/s/ Gabriela Bermudez	Controller (principal financial and accounting officer)	September 29, 2023
Gabriela Bermudez

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